FMSA Holdings Inc.

8834 Mayfield Road

Chesterland, Ohio 44026

October 3, 2014

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	FMSA Holdings Inc.
Registration Statement on Form S-1
File 333-198322

Ladies and Gentlemen:

Set forth below is the response of FMSA Holdings Inc. (the “Company”, “we,” “us” or “our”), to the oral inquiry received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on October 3, 2014, with respect to the Company’s materiality analysis regarding the pricing of its initial public offering pursuant to its Registration Statement on Form S-1, File No. 333-198322 (the “Registration Statement”).

The instructions to paragraph (a) of Rule 430A provide in pertinent part that “[a] decrease in the volume of securities offered or change in the bona fide estimate of the maximum offering price range from that indicated in the form of prospectus filed as part of a registration statement that is declared effective may be disclosed in the form of prospectus filed with the Commission pursuant to § 230.424(b) or § 230.497(h) under the Securities Act so long as the decrease in the volume or change in the price range would not materially change the disclosure contained in the registration statement at effectiveness.” The related Compliance and Disclosure Interpretation (Question 227.03) further provides that “[w]hen there is a change in offering size or deviation from the price range beyond the 20% threshold [permitted by Rule 430A], a post-effective amendment would be required only if such change or deviation materially changes the previous disclosure.”

Following discussion among the Company, its representatives, the underwriters and underwriters’ counsel, the Company and other offering participants determined that the downsizing of the Company’s initial public offering would not materially change the previous disclosure. We note, for example, that:

Securities and Exchange Commission

October 3, 2014

•	given the secondary-only nature of the offering, the Company-related disclosures in the Registration Statement were not impacted by the downsizing of the offering;

•	the downsizing of the offering did not impact the Company’s governance in any material respect; ASP FML Holdings, LLC remains the Company’s largest stockholder with a significant minority ownership position, as expected, and the Company’s management and insiders will dispose of fewer shares and retain a greater number of shares than expected, increasing their economic alignment with public investors;

•	the Company’s equity capitalization will not be impacted in any material respect as a result of the downsizing; fewer outstanding options will be exercised in connection with the initial public offering, which will slightly reduce the number of shares outstanding following the offering and slightly increase the number of options outstanding following the offering; and

•	based on the advice of the underwriters, the Company’s public float will be more than sufficient to establish a liquid trading market, even for institutional investors; and the base offering size of $400 million still represents a significant initial public offering.

Based on these considerations, the Company and underwriters determined that further revisions to the previous disclosures were not required.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Alan Beck of Vinson & Elkins L.L.P. at (713) 758-3638.

Very truly yours, FMSA Holdings Inc.

By:	/s/ Jenniffer D. Deckard
Name:	Jenniffer D. Deckard
Title:	President and Chief Executive Officer

cc:	Christopher L. Nagel, CFO – Fairmount
David J. Crandall, General Counsel – Fairmount
Alan Beck, Vinson & Elkins L.L.P.
J. Michael Chambers, Latham & Watkins, LLP